UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

ARDEA BIOSCIENCES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

03969P107
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 03969P107	13D/A	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,346,275
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,346,275
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,275
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.8%
14	Type of Reporting Person PN

CUSIP NO. 03969P107	13D/A	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,346,275
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,346,275
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,346,275
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.8%
14	Type of Reporting Person OO

CUSIP NO. 03969P107	13D/A	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 215,891
	8.	Shared Voting Power 3,460,311
	9.	Sole Dispositive Power 215,891
	10.	Shared Dispositive Power 3,472,311
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,688,202
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 8 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on March 3, 2006 (the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Ardea Bioscience, Inc., a Delaware corporation (the “Issuer”).

Items 3 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Since the date of the last filing on Schedule 13D, on January 20, 2011, Tang Capital Partners, LP purchased 212,000 shares of the Issuer’s common stock through an underwritten public offering for $26.00 per share.

Tang Capital Partners, LP holds some of its shares in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in these accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of common stock reported herein.

Item 5.    Interest in Securities of the Issuer

(a)           Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	3,346,275 shares, representing 12.8% of the class
Tang Capital Management, LLC	3,346,275 shares, representing 12.8% of the class
Kevin C. Tang	3,688,202 shares, representing 14.0% of the class

The percentages used herein are based upon 26,289,892 shares of Common Stock outstanding as of January 21, 2011 (26,116,979 outstanding shares as of January 21, 2011 based on information obtained from the Issuer, plus 39,163 shares issuable upon exercise of warrants, plus in the case of Kevin C. Tang an additional 133,750 shares issuable upon exercise of options exercisable within 60 days from the date of this report).

Tang Capital Partners, LP is the beneficial owner of 3,307,112 shares of the Issuer’s common stock, and has the right to acquire an additional 39,163 shares of the Issuer’s common stock upon exercise of warrants it holds.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 3,346,275 shares owned or acquirable by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is deemed the beneficial owner of 3,688,202 shares of the Issuer’s common stock, comprising 28,953 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 22,477 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 4,819 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 10,803 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 15,089 shares owned by Kevin C. Tang’s Individual Retirement Account, 133,750 shares issuable upon exercise of options held by Kevin C. Tang within 60 days of this Statement, 6,000 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), 6,000 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”), 114,036 shares owned by the Haeyoung and Kevin Tang Foundation, Inc., and 3,346,275 shares owned or acquirable by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares owned by the Chang IRA and the Chung IRA.  The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares owned by this foundation with Haeyoung K. Tang. Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP. Chang L. and Chung W. Kong are retired U.S. citizens. The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware. The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4401 Eastgate Mall, San Diego, CA 92121. Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

(b)           Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	215,891 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	3,346,275 shares
Tang Capital Management, LLC	3,346,275 shares
Kevin C. Tang	3,460,311 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	215,891 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	3,346,275 shares
Tang Capital Management, LLC	3,346,275 shares
Kevin C. Tang	3,472,311 shares

(c)           Kevin C. Tang, Tang Capital Partners, LP and Tang Capital Management, LLC have engaged in the following transactions in the Issuer’s common stock during the last 60 days:

Entity	Transaction	Trade Date	Shares/Options	Price/Share

The Haeyoung and Kevin Tang Foundation, Inc.	Sale	11/26/2010	2,600	22.6245

The Haeyoung and Kevin Tang Foundation, Inc.	Sale	11/29/2010	12,800	22.2139

The Haeyoung and Kevin Tang Foundation, Inc.	Sale	11/30/2010	600	22.40

The Haeyoung and Kevin Tang Foundation, Inc.	Sale	12/1/2010	8,300	22.449

The Haeyoung and Kevin Tang Foundation, Inc.	Sale	12/7/2010	1,714	22.40

Kevin C. Tang	Option Grant	1/3/2011	12,500	0.00

Tang Capital Partners, LP	Purchase	1/20/2011	212,000	26.00

(d)           N/A.

(e)           N/A.

 SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

January 24, 2011

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang